June 16, 2016

Ms. Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                       USA Compression Partners, LP

Form 10-K for the Fiscal Year Ended December 31, 2015

Response dated May 5, 2016

Form 8-K

Filed May 5, 2016

Form 10-Q for the Fiscal Quarter Ended March 31, 2016

Filed May 5, 2016

File No. 001-35779

Ladies and Gentlemen:

Set forth below are the responses of USA Compression Partners, LP (the “Partnership,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 18, 2016, with respect to (i) the Partnership’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2015, File No. 001-35779, filed with the Commission on February 11, 2016 (our “2015 Form 10-K”), (ii) the Partnership’s Current Report on Form 8-K, File No. 001-35779, filed with the Commission on May 5, 2016 and (iii) the Partnership’s Quarterly Report for the Fiscal Quarter Ended March 31, 2016, File No. 001-35779, filed with the Commission on May 5, 2016 (our “Form 10-Q”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General Trends and Outlook, page 45

1.        Your response to comment 1 indicates that your compression fleet can be quickly and cost-effectively modified and moved between shale plays and disclosure of your horsepower by shale or region would not provide meaningful information to your investors. To assist us in better understanding your response, please tell us how

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June 16, 2016

frequently you move your equipment between shale plays. Please also tell us the average time and costs associated with redesigning and deploying such equipment during the year ended December 31, 2015, or during the most recent year in which you moved equipment between shale plays.

RESPONSE:                            We acknowledge the Staff’s comment.  As noted in our prior response, our equipment is designed to be quickly and cost-effectively modified and moved between shale plays.  During the year ended December 31, 2015, we moved 485 units to new locations, excluding units that moved within the same shale play or basin.  We typically store our equipment at our two primary equipment yards, located in Pennsylvania for the northeast shale plays and in Oklahoma for the other shale plays in which we operate.  During the year ended December 31, 2015, we did not move any units between our Oklahoma and Pennsylvania yards, excluding new units moving from our fabricators to the Pennsylvania yard to begin initial service, and we have very rarely in our operating history moved our equipment between our primary yards.  The rarity of moves between Oklahoma and Pennsylvania is primarily due to: (i) adequate inventory in each yard to meet customers’ demands in the respective operative region and (ii) continued compression needs from existing natural gas production, even in a reduced commodity price environment.

Whether modifications are necessary for a specific compression unit that is moved between locations depends on the difference in operating conditions between locations and not whether the moves are between shale plays.  In most cases, when a unit has been moved within the same region, even if between shale plays, no significant modifications have been required to operate the unit in the new location because operating conditions have been similar enough between the locations.  When, instead, modifications are necessary to allow the compression unit to operate in different operating conditions, the gross cost to do so is typically a maximum of $50,000 to $70,000 per compression unit, which is less than 6% of our most common compression unit’s initial cost, and the modification typically takes approximately 3-5 days when parts are readily available from our inventory.  During the year ended December 31, 2015, we incurred this level of modification costs on only 31 of the 485 compression units moved to a new location.

In regards to transportation cost, our customers contractually incur the cost associated with moving the unit between our equipment yard and the location where they require compression, but we would typically pay to move units between our Oklahoma and Pennsylvania yards.  Although we have not moved any units between our Oklahoma and Pennsylvania yards during the year ended December 31, 2015, we estimate the cost we would incur to do so would be approximately $85,000 and the relocation would take approximately 4-5 days.  The typical relocation time between our customer’s locations and our nearest primary yard is approximately 2-3 days (not including time connecting the unit to the existing infrastructure at the new location, which can vary depending on multiple factors, but on average can take an additional 4 days).

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2.        Your response to the first bullet point of comment 2 describes various ways in which you monitor your customers’ credit quality. Please consider revising your critical accounting policy addressing your allowance for doubtful accounts to explain in more detail the estimates and judgments you make about your customers’ ability to pay and any trends you have observed in your customers’ credit quality rather than simply stating that you make estimates and judgments and that you evaluate your customers’ financial strength. Additionally, since it appears from your response that you monitor your customers’ credit ratings, please tell us whether any of your largest customers have credit ratings below investment grade, and tell us how you considered disclosing this information as part of providing investors with insight into the potential risks to and variability of your earnings and cash flows.

RESPONSE:                            We acknowledge the Staff’s comment. In response to the Staff’s comment, we hereby undertake to modify our critical accounting policy disclosure in future Form 10-K filings and our trade accounts receivable footnote in future Form 10-Q filings with the Commission in order to provide additional details regarding the factors considered when making estimates and judgments regarding our allowance for doubtful accounts as well as the trends we are experiencing in customers credit quality.  As an example of this additional disclosure, please see the bold, underlined text below to be added to our trade accounts receivable footnote in future filings:

“Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts, which was $1.3 million and $2.1 million at March 31, 2016 and December 31, 2015, respectively, is the Partnership’s best estimate of the amount of probable credit losses included in the Partnership’s existing accounts receivable. The Partnership determines the allowance based upon historical write-off experience and specific customer circumstances. The determination of the allowance for doubtful accounts requires us to make estimates and judgments regarding our customers’ ability to pay amounts due.  On an ongoing basis, we conduct an evaluation of the financial strength of our customers based on payment history, the overall business climate in which our customers operate and specific identification of customer bad debt and make adjustments to the allowance as necessary.  Our evaluation of our customers’ financial strength is based on the aging of their respective receivables balance, customer correspondence, financial information and third-party credit ratings.  Our evaluation of the business climate in which our customers operate is based on review of various publicly-available materials regarding our customers’ industries, including specifics regarding the solvency of various companies in the industry.  Although the Partnership has not yet experienced an increase in actual write-offs, the aforementioned factors reviewed by the Partnership led to an increase in the allowance for doubtful accounts during the twelve months ended December 31, 2015.   During the three months ended March 31, 2016, the Partnership decreased its allowance for doubtful accounts by $0.8 million.  This was due in part to collections on accounts that had previously been reserved due to bankruptcy or significantly delinquent balances. The Partnership does not have any off-balance-sheet credit exposure related to its customers. Although the overall energy industry continues to be volatile, it is not certain that the factors leading to an increase in the allowance for doubtful accounts during 2015 will continue in 2016.”

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As noted by the Staff, we monitor our customers’ credit ratings as only a part of our determination of the allowance for doubtful accounts.  We respectfully note that a change in a customer’s credit rating will not directly impact the allowance for doubtful accounts.  Rather, the rating is one of multiple factors considered in determining the adequacy of the allowance for doubtful accounts.  We have, and historically have had, customers with a credit rating below investment grade.  Our top ten customers for the year ended December 31, 2015 represented 45% of our revenue.  Two of these ten customers had a credit rating below investment grade, one customer did not have a credit rating and one customer consisting of multiple entities considered a “single customer” under Item 101(c)(1)(vii) of Regulation S-K had 89% of its revenue attributable to entities with no credit rating and 11% of its revenue attributable to an entity with a rating below investment grade.  We respectfully note that we have provided the following disclosure under the risk factor “The deterioration of the financial condition of our customers could adversely affect our business” on page 16 of our 2015 Form 10-K:

“…In addition, in the course of our business we hold accounts receivable from our customers.  In the event that any such customer was to enter into bankruptcy, we could lose all or a portion of such outstanding accounts receivable associated with that customer.  Further, if a customer was to enter into bankruptcy, it could also result in the cancellation of all or a portion of our service contracts with such customer at significant expense to us.”

We respectfully believe that additional disclosure of the potential risk noted by the Staff in addition to what we have provided in the above risk factor would place undue prominence on the risk when balanced against the materiality thereof, and therefore the meaningfulness, of the information.  Our belief is based on our historical experience that our earnings and cash flows have yet to be materially impacted by any inability to collect our receivables on a timely basis as well as the fact we take into consideration our customers’ credit ratings in determining our allowance for doubtful accounts, which helps quantify the credit risk associated with our customers.  We will continue to monitor our customers’ ability to pay closely and hereby undertake to disclose additional information, when material, regarding such ability as it relates to the impact on our earnings and cash flows.

3.        We note your response to the second bullet point of comment 2. Given your risk factor disclosures about the possible impact of contract renegotiations, we believe you should clearly disclose in future filings, if true, that these negotiations did not have a material impact on your results of operations. We believe clarifying the impact of these contract negotiations provides important information to your investors.

RESPONSE:                            We acknowledge the Staff’s comment.  In response to the Staff’s comment, we hereby undertake to provide the following bold, underlined text in future filings with the commission:

“Contract operations revenue.  During 2015, we experienced an increase in demand for our compression services driven by an increase in overall natural gas production in the U.S., resulting in a 17.3% increase in average revenue generating horsepower and a $46.5 million increase in our contract operations revenue.  Average revenue per revenue generating horsepower per month increased from $15.57 for the year ended December 31, 2014 to $15.90 for the year ended

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December 31, 2015, an increase of 2.1%, attributable, in part, to growth in the small horsepower fleet, which earns higher revenue per horsepower, in addition to improved pricing in the large horsepower fleet.  Because the demand for our services is driven primarily by production of natural gas, we focus our activities in areas of attractive growth, which are generally found in certain shale and unconventional resource plays, as discussed above under the heading “Overview.”  Our contract operations revenue was not materially impacted by any renegotiations of our contracts during the period with our customers.”

4.        We note your response to the third bullet point of comment 2. Please tell us how the service rates for your month-to-month contracts differed from the service rates for contracts in their primary term during 2015, including whether they were generally above or below the rates for contracts in their primary term. In future filings, please disclose this information for the periods presented, including if applicable making an affirmative statement that rates for month-to-month contracts did not significantly differ from rates for contracts in their primary term. Given that a significant percentage of your contracts are operating on a month-to-month basis and the increased ability of these customers to renegotiate pricing or terminate service as compared to customers with contracts in their primary term, we believe that explaining in more detail the impact of month-to-month contracts on your results and any factors that cause these contracts to have significantly different impacts on your consolidated results and cash flows as compared to contracts in their primary term provides important information to your investors.

RESPONSE:                            We acknowledge the Staff’s comment.  As we previously noted, the service rates for our contracts in the extended “month-to-month” term are simply an extension of the same service rates from the primary term of the contract in a vast majority of cases.  In the aggregate, our service rates for our contracts in the extended “month-to-month” term did not materially differ from our contracts in the primary term.  For the fiscal year ended December 31, 2015, the average service rate for our contracts in the extended “month-to-month” term was $16.17/hp and our average service rate for our contracts in the primary term was $15.74/hp.  As noted on pages 47 and 49 of our 2015 Form 10-K, the average service rate for all of our contracts was $15.90/hp.  We do not believe that the difference in service rates from our contracts in primary term compared to the extended term will result in any material impact on our consolidated results and cash flows separate from the average service rate for all contracts already disclosed.  In response to the Staff’s comment, we hereby undertake to add the following bold, underlined text in future filings with the Commission:

“Contract operations revenue.  During 2015, we experienced an increase in demand for our compression services driven by an increase in overall natural gas production in the U.S., resulting in a 17.3% increase in average revenue generating horsepower and a $46.5 million increase in our contract operations revenue.  Average revenue per revenue generating horsepower per month increased from $15.57 for the year ended December 31, 2014 to $15.90 for the year ended December 31, 2015, an increase of 2.1%, attributable, in part, to growth in the small horsepower fleet, which earns higher revenue per horsepower, in addition to improved pricing in the large horsepower fleet. Average revenue per revenue generating horsepower per month associated with our compression services provided on a month-to-month basis did not significantly differ from the average revenue per revenue generating horsepower per month associated with our compression services provided under contracts in the primary term.  Because the

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demand for our services is driven primarily by production of natural gas, we focus our activities in areas of attractive growth, which are generally found in certain shale and unconventional resource plays, as discussed above under the heading “Overview.””

Financial Results of Operations, page 49

5.        We note your response to comment 4. As the circumstances under which you evaluate compression units for impairment and the specific factors that led to recording a significant impairment charge related to your compression equipment in 2015 were not clearly disclosed in your Form 10-K, please revise future filings to provide this information in appropriate locations, such as your accounting policy footnote or critical accounting policy and your analysis of results when you describe the impairment recorded in 2015. We believe that disclosing information similar to that contained in your response will be useful to your investors.

RESPONSE:                            We acknowledge the Staff’s comment. In response to the Staff’s comment, we hereby undertake to include additional disclosure in future filings with the Commission in appropriate locations to more clearly disclose the circumstances under which we evaluated compression units for impairment and the specific factors that led to recording a significant impairment charge related to our compression equipment in the applicable period presented in such filings. As an example of such disclosure, the following is what our proposed disclosure addressing the Staff’s comment would have looked like had such disclosure been provided in the 2015 Form 10-K (bold, underlined text indicates language added to, and bold, strikethrough text indicates language deleted from, our 2015 Form 10-K):

Page 50 of our 2015 Form 10-K:

“Impairment of compression equipment.  A majority of the $27.3 million impairment charge during the year ended December 31, 2015 resulted from our evaluation of the future deployment of our current idle fleet under the current market conditions.  Our evaluation determined that due to certain performance characteristics of the impaired equipment, such as the inability of the equipment to meet current emission standards without retrofitting, this equipment was unlikely to be accepted by customers under current market conditions.  As a result of our evaluation during the second quarter of 2015, we determined to retire and either sell or re-utilize the key components of 166 compressor units, or approximately 58,000 horsepower, that had been previously used to provide compression services in our business.”

Pages 57-58 of our Form 10-K:

“Long-Lived Assets

Long-lived assets, which include property and equipment, and intangible assets, comprise a significant amount of our total assets. Long-lived assets to be held and used by us are reviewed to determine whether any events or changes in circumstances~~, including the removal of compression units from our active fleet,~~ indicate the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, we base our evaluation on impairment indicators such as the nature of the assets, the future economic benefit of the assets, the consistency of performance characteristics of compression units in our idle fleet with the

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performance characteristics of our revenue generating horsepower, any historical or future profitability measurements and other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate the carrying amount of the asset may not be recoverable, we determine whether an impairment has occurred through the use of an undiscounted cash flows analysis. If an impairment has occurred, we recognize a loss for the difference between the carrying amount and the estimated fair value of the asset. The fair value of the asset is measured using quoted market prices or, in the absence of quoted market prices, is based on an estimate of discounted cash flows, the expected net sale proceeds compared to other similarly configured fleet units we recently sold, a review of other units recently offered for sale by third parties, or the estimated component value of similar equipment we plan to continue to use.  We recorded $27.3 million, $2.3 million and $0.2 million in impairment of compression equipment for the years ended December 31, 2015, 2014 and 2013, respectively.”

Page F-8 of our 2015 Form 10-K:

“(2)  Summary of Significant Accounting Policies

(e)Impairments of Long-Lived Assets

Long-lived assets with recorded values that are not expected to be recovered through future cash flows are written-down to estimated fair value. An asset shall be tested for impairment when events or circumstances indicate that its carrying value may not be recoverable or will no longer be utilized in the operating fleet. The most common circumstance requiring compression units to be tested for impairment is when idle units do not meet the performance characteristics of the Partnership’s active revenue generating horsepower.  The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value exceeds the sum of the undiscounted cash flows associated with the operating fleet, an impairment loss equal to the amount of the carrying value exceeding the fair value of the asset is recognized. The fair value of the asset is measured using quoted market prices or, in the absence of quoted market prices, is based on an estimate of discounted cash flows, the expected net sale proceeds compared to the other similarly configured fleet units the Partnership recently sold or a review of other units recently offered for sale by third parties, or the estimated component value of the equipment the Partnership plans to use.”

Page F-14 of our 2015 Form 10-K:

“(4)  Property and Equipment

…During the year ended December 31, 2015, the Partnership evaluated the future deployment of its idle fleet under current market conditions and determined to retire and either sell or re-utilize the key components of 166 compressor units, or approximately 58,000 horsepower, that were previously used to provide services in the Partnership’s business.  The cause of the impairment was related to certain performance characteristics of the impaired equipment, such as the inability of the equipment to meet current emission standards without retrofitting.  We determined that this equipment was unlikely to be accepted by customers under current market conditions.  This compression equipment was written down to its respective estimated salvage value, measured using quoted market prices, or the estimated component value of the equipment the Partnership plans to use.  The Partnership recorded $27.3 million, $2.3 million and $0.2 million in impairment of compression equipment for the years ended December 31, 2015, 2014 and 2013, respectively.”

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Financial Statements for the Year Ended December 31, 2015

Note (2) – Summary of Significant Accounting Policies

(c) Inventories, page F-8

6.        Your response to comment 6 indicates that your inventory cost flow assumptions have not changed. Please tell us why you disclosed FIFO as your inventory cost flow assumption in 2013, and prior years, if you were using the specific identification or weighted average cost method. Also tell us how you considered whether this apparent error in your accounting policy disclosure indicated a deficiency in your disclosure controls and procedures and whether this deficiency has been remediated. We note that you concluded your disclosure controls and procedures were effective in each of your fiscal 2014 Forms 10-Q and that the conclusion in your 2014 Form 10-K solely refers to the lack of timely filing a Form 8-K announcing a change to your general partner’s board of directors.

RESPONSE:                            We acknowledge the Staff’s comment and respectfully advise the Staff that we disclosed FIFO as our inventory cost flow assumption in 2013, and prior years, in error. We were in fact using specific identification for all time periods. We considered our disclosure controls and procedures in light of the error and determined them to be effective. For this reason, we do not believe that it is necessary to revise our prior disclosures regarding the effectiveness of our disclosure controls and procedures.

The Inventory Footnote 2(c) in the consolidated financial statements for the year ended December 31, 2014 (the “Inventory Footnote”) disclosed specific identification as the inventory cost flow assumption.  In response to our identification of an error in the 2013 disclosure, we considered our disclosure controls and procedures and determined that the review control over the preparation of the Inventory Footnote had not operated effectively in the prior period. The FIFO cost flow assumption presented in the Inventory Footnote in our Form 10-K for the year ended December 31, 2013 (the “2013 Form 10-K”) had been prepared by a staff person. A senior member of the accounting staff performed a review of the Inventory Footnote in the 2013 Form 10-K.  After the need for the correction identified during the preparation of our Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”) was identified by an individual with a more detailed understanding of the manner in which the inventory was accounted for, management reconsidered the existing controls and implemented the requirement that the review of the Inventory Footnote be performed by an individual with direct knowledge of the manner in which the inventory is accounted for.  The preparation of the other footnotes and the consolidated financial statements were also subject to a review control, among other controls, that were all determined to be operating effectively during 2013.  The reviewer of the other financial statement footnotes did have sufficient knowledge of the accounting methodology utilized for each of the respective footnotes.  We have not had a history of identifying errors in footnotes to our financial statements.

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Although we improperly disclosed FIFO as our inventory cost flow assumption in 2013, the difference between FIFO and specific identification cost flow assumptions would not be material.  This is due to the nature of our inventory, which is generally comprised of highly specific spare parts that are not homogeneous, in many instances resulting in the same item cost under both the FIFO and specific identification cost assumption methods.  Had the inventory been accounted for under the FIFO cost flow assumption in 2013, the impact would have only been approximately 1.5% of the inventory balance and less than 1.0% of net income.

We determined that the error in the disclosure of our inventory costing methodology was not a material weakness in our internal control over financial reporting (“ICFR”).  This was primarily based on the factors noted above as well as the following:

•                  No impact on the consolidated balance sheets, statements of operations, statements of changes in partners’ capital, statements of cash flows, or other footnotes

•                  No impact on our compliance with debt covenant requirements

•                  No impact on any financial metrics followed by analysts

•                  No indications of fraud by any party in the preparation or review of the inventory footnote

•                  There was not a material difference between the valuation of inventory based upon the FIFO and specific identification methods, as noted above, and given the inventory balance exposed to this disclosure deficiency, there is not a reasonable possibility that a material misstatement would not be prevented.

The remediation of the control deficiency resulted in changes in the operation of our manual controls over the preparation and review of the Inventory Footnote. We now have someone with more detailed knowledge of the manner in which the inventory is accounted for responsible for reviewing the Inventory Footnote. We advise the Staff that we have considered whether the disclosure error in the Inventory Footnote discussed above impacts our previous disclosures regarding the effectiveness of our disclosure controls and procedures. As part of our evaluation of the overall effectiveness of our disclosure controls and procedures in light of the disclosure error, we carefully considered a number of factors, including: established Commission guidance on such disclosure controls and procedures; the overall design of our disclosure controls and procedures; and the nature of the disclosure error, including our determination that such error, in the aggregate, did not result in a material weakness. In weighing all of these factors in light of the definition of disclosure controls and procedures set forth in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), management continues to believe that the Partnership’s disclosure controls and procedures were effective as of the end of each of those periods during which the disclosure error occurred.

Rule 13a-15 of the Exchange Act, requires issuers to maintain disclosure controls and procedures and requires each issuer’s management to evaluate the effectiveness of the issuer’s disclosure controls and procedures as of the end of each fiscal quarter. We note that the definition in Rule 13a-15(e) provides that “controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the [Exchange] Act is recorded, processed, summarized and reported,

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within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the [Exchange] Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”  As it relates to the immaterial error in our Inventory Footnote, the error did not stem from the failure of controls allowing for the information to be communicated to management and disclosed in the Partnership’s filings with the Commission. The error resulted from the failure of having an individual with direct knowledge of the manner in which the inventory is accounted for review such disclosure.  The identified error was determined to be immaterial based on the various factors previously described.

In the Adopting Release for Rule 13a-15 (Certification of Disclosure, SEC Release No. 33-8124; 34-46427, August 29, 2002), the Commission noted that Rule 13a-15 “require[s] an issuer to maintain disclosure controls and procedures to provide reasonable assurance that the issuer is able to record, process, summarize and report the information required in the issuer’s Exchange Act reports.” Our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors. In addition, we believe that any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. No controls can provide absolute assurance that misstatements due to error will not occur. Accordingly, we believe that our disclosure controls and procedures, even when effective, may not prevent all errors, including accounting errors resulting from the incorrect disclosure of accounting principles.

For the reasons stated, and given the particular facts and circumstances, management has determined that the Partnership’s disclosure controls and procedures were effective as of the end of those quarterly periods during which the disclosure error occurred.

Form 8-K filed May 5, 2016

7.        We note your response to comment 8 indicating you will not give equal or greater prominence to non-GAAP measures in future filings. We also note that you furnished under Item 2.02 of Form 8-K a press release describing your earnings for the first quarter of 2016, and this press release continued to give prominence to your non-GAAP measures. Please confirm that in future earnings releases you will not give greater prominence to non-GAAP measures than you do to the most directly comparable GAAP measures, consistent with the guidance in Item 10(e)(1)(i)(A) of Regulation S-K.

RESPONSE:                            We acknowledge the Staff’s comment. We note the recent issuance of Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures, in particular Question 102.10 (the “C&DIs”).  In response to the Staff’s comment, we hereby undertake, in

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future earnings releases, to provide equal or greater prominence, as described by the C&DIs, to the most directly comparable financial measure or measures calculated in accordance with Generally Accepted Accounting Principles (GAAP) whenever providing non-GAAP financial measures, in accordance with Item 10(e)(1)(i) of Regulation S-K and Instruction 2 to Item 2.02 of Form 8-K.

Form 10-Q for the Fiscal Quarter Ended March 31, 2016

Notes to the Unaudited Condensed Consolidated Financial Statements

Note (1) – Organization and Summary of Significant Accounting

Policies (f) Property and Equipment, page 6

8.        We note that you revised the estimated useful life of your compression equipment from 25 years to 20 – 25 years. Please explain to us the nature of the change in useful life and tell us why you believe it was appropriate to make the change in the first quarter of 2016 rather than during 2015. As part of your response, tell us whether this change relates solely to new equipment acquired during 2016. If not, please revise to disclose the effect on net income and any related per-share amounts for the current period, if material. See ASC 250-10-50-4.

RESPONSE:                            We acknowledge the Staff’s comment. We respectfully note that we did not change the useful lives of any of our assets during the first quarter of 2016.  In our 2015 Form 10-K we noted that compressors are depreciated over a life of 25 years.  In our Form 10-Q we noted that compressors are depreciated over a life of 20-25 years.  The difference relates to used compressors, which were acquired in the S&R Acquisition (as defined in our 2015 Form 10-K) that occurred in 2013, which have a weighted average useful life of approximately 20 years.  Newly acquired compressors are depreciated over a period of 25 years in all of the years presented.  In response to the Staff’s comment, in future filings we hereby undertake to separately state the depreciable life of the compression units acquired in the S&R Acquisition, newly acquired compression units and any additional used compression units we may acquire in the future.

Management’s Discussion and Analysis of Financial Condition and Results of

Operations Operating Highlights, page 15

9.        We note that you present multiple measures of horsepower utilization, including average horsepower utilization based on revenue generating horsepower and fleet horsepower. We understand this specific metric to effectively reflect the average amount of your horsepower earning revenue during the period as a percentage of your total horsepower received from suppliers and available to earn revenue. We also understand

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the difference between this metric and 100% reflects your average idle horsepower during the period. Please confirm our assumptions, or if our understanding is not correct, explain this matter to us in detail and revise future filings to better explain this metric to your investors. If our understanding is correct, please provide us with management’s detailed view of why this utilization metric shows a pattern of decline across the last several quarters, or conversely, why you appear to have a trend of increasing percentages of your horsepower that is available to earn revenue sitting idle and not earning revenue. In doing so, please clearly explain the extent to which this decreasing utilization is due to increased amounts of equipment idle due to repairs and maintenance, the extent to which it is due to acquiring new compression units before you have service contracts for those units, the extent to which it is due to increased equipment returned by your customers for which a new revenue generating use has not been found, and any other applicable factors. Also tell us in detail how you determined this trend did not need to be disclosed and the underlying factors driving this trend analyzed in your MD&A, and if this trend continues, please disclose and analyze it.

RESPONSE:                            We acknowledge the Staff’s comment. The Staff’s assumptions reflected in the comment regarding the metric average horsepower utilization based on revenue generating horsepower and fleet horsepower are correct. We respectfully direct the Staff to our disclosure below, which can be found on page 46 of our 2015 Form 10-K, regarding the cause of the decrease in utilization:

“Average utilization decreased approximately 4% from the year ended December 31, 2014 to the year ended December 31, 2015.  The decrease in utilization is attributable to both an increase in the amount of time contracting new compression units and an increase in the amount of compression units returned to us.  We believe this is the result of a delay in planned projects of certain of our customers and continued optimization of existing compression service requirements.”

In response to the Staff’s question regarding the causes for the decrease in average utilization based on revenue generating horsepower and fleet horsepower, the above presented disclosure provides the material changes in average horsepower utilization based on revenue generating horsepower and fleet horsepower as the increase in the amount of time contracting new compression units has a direct correlation to revenue produced by new compression units.  The following table provides a more detailed analysis of the components affecting the decrease in the average horsepower utilization based on revenue generating horsepower and fleet horsepower:

	Three Months Ended March 31, 2016	Three Months Ended March 31, 2015	Fiscal Year Ended December 31, 2015	Fiscal Year Ended December 31, 2014
New Compression Units	5.14%	4.05%	5.25%	4.10%
Returned Compression Units	8.36%	7.20%	7.33%	6.23%
Idle Horsepower Under Repair	4.11%	2.07%	2.22%	2.33%
Active Fleet	82.39%	86.68%	85.20%	87.34%

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While idle horsepower under repair has increased, this increase is primarily due to the opportunistic refurbishment of returned compression units to maintain our operating fleet in optimum working condition.  As such, the primary components related to the decrease in the average horsepower utilization based on revenue generating horsepower and fleet horsepower is due to new compression units added to our fleet awaiting contract and an increase in the amount of compression units returned to us.

We also respectfully note that in addition to the above disclosure, we have also disclosed the trend of decreased utilization in our public filings and in accordance with Regulation S-K Item 303.  We note that under the “General Trends and Outlook” on page 45 of our 2015 Form 10-K, we have provided the following disclosure:

“As a result of the slowdown in new drilling activity in certain operating areas, as well as slowing or flattening of production growth in other areas, we expect to see and are experiencing pressure on service rates for new and existing services and a decline in utilization relative to the recent past.”

We have also noted in our disclosure on page 55 of our 2015 Form 10-K that we have significantly reduced our expected expansion capital expenditures during 2016.  When such disclosure regarding the reduced expansion capital expenditure is read together with the above disclosure regarding the expected continued decline in utilization, we respectfully believe that we have disclosed that such expected decreased utilization is expected to result from a continued return of our compression units.

In connection with our Form 10-Q, we have relied on Instruction 2 to Item 303(b) which provides that we may presume that the reader has access to the discussion and analysis contained in our 2015 Form 10-K.  In connection with preparing our Form 10-Q, we assessed whether there had been any material changes to management’s assessment of our general trends and outlook disclosure.  Determining that there were none as of the filing date of our Form 10-Q, we determined no updates regarding such disclosure were required in our Form 10-Q.

*          *          *          *          *

As requested in your comment letter, we hereby acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

June 16, 2016

Should you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Very truly yours,

USA COMPRESSION PARTNERS, LP

BY: USA Compression GP, LLC

By:	/s/ Matthew C. Liuzzi
Name:	Matthew C. Liuzzi
Title:	Vice President, Chief Financial Officer and Treasurer

cc:                                Melissa Blume, Securities and Exchange Commission

J. Gregory Holloway, USA Compression Partners, LP

Christopher W. Porter, USA Compression Partners, LP

E. Ramey Layne, Vinson & Elkins L.L.P.

Milam F. Newby, Vinson & Elkins L.L.P.